

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 6, 2009

<u>VIA U.S. MAIL and FAX 212-284-3443</u>

Peregrine C. Broadbent
Chief Financial Officer
Jefferies Group, Inc.
520 Madison Avenue
New York, NY 10022

   Re: Jefferies Group, Inc.
      Form 10-K for Fiscal Year Ended
      December 31, 2008
      Filed February 27, 2009
      File No. 001-14947

Dear Mr. Broadbent:

   We have completed our review of your Form 10-K for the fiscal year ended December 31, 2008 and have no further comments at this time.

         Sincerely,

         Kevin Woody
         Branch Chief